Exhibit 99.2

Management’s Discussion & Analysis

As at August 6, 2010

Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations of Nova Scotia Power Inc. during the second quarter of 2010 relative to 2009, and its financial position as at June 30, 2010 relative to December 31, 2009. To enhance shareholders’ understanding, certain multi-year historical financial and statistical information is presented.

This discussion and analysis should be read in conjunction with the Nova Scotia Power Inc. unaudited financial statements and supporting notes as at and for the six month period ended June 30, 2010 and the Nova Scotia Power Inc. MD&A and annual audited financial statements and supporting notes as at and for the year ended December 31, 2009. Nova Scotia Power Inc. follows Canadian Generally Accepted Accounting Principles (“CGAAP”), including the application of rate-regulated accounting. Nova Scotia Power Inc.’s accounting policies are subject to examination and approval by the Nova Scotia Utility and Review Board (“UARB”). The rate-regulated accounting policies of Nova Scotia Power Inc. may differ from CGAAP for non-regulated companies.

Throughout this discussion, “Nova Scotia Power”, “NSPI” and “Company” refer to Nova Scotia Power Inc.

All amounts are in Canadian dollars (“CAD”). Additional information related to NSPI, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward Looking Information

This MD&A contains forward-looking information and forward-looking statements which reflect the current view with respect to the Company’s objectives, plans, financial and operating performance, business prospects and opportunities. Certain factors that may affect future operations and financial performance are discussed, including information in the Outlook section of the MD&A. Wherever used, the words “may”, “will”, “intend”, “estimate”, “plan”, “believe”, “anticipate”, “expect”, “project” and similar expressions are intended to identify such forward-looking statements and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the times at which, such events, performance or results will be achieved.

Although NSPI believes such statements are based on reasonable assumptions, such statements are subject to certain risks, uncertainties and assumptions pertaining to, but not limited to, operating performance, regulatory requirements, weather, general economic conditions, commodity prices, interest rates and foreign exchange rates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. NSPI disclaims any intention or obligation to update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Structure of MD&A

This MD&A begins with an Introduction and Strategic Overview, followed by a financial review of the statements of earnings, balance sheets and cash flow highlights; then continues with a discussion on Outlook, Liquidity and Capital Resources, Transactions with Related Parties, Financial Risk and Financial Instruments, Changes in Accounting Policies and Summary of Quarterly Results.

INTRODUCTION AND STRATEGIC OVERVIEW

NSPI, created following the privatization in 1992 of the crown corporation Nova Scotia Power Corporation, is a fully-integrated regulated electric utility and the primary electricity supplier in Nova Scotia with $3.7 billion of assets and provides electricity generation, transmission and distribution services to approximately 487,000 customers in the province. The Company is regulated by the UARB under a cost-of-service model, with rates set to recover prudently incurred costs of providing electricity service to customers, and provides an opportunity to earn a prescribed return on equity (“ROE”). NSPI’s regulated ROE range prescribed for 2010 is 9.1% to 9.6%, on an actual common equity component of up to 40% of average regulated capitalization.

Developments

Nova Scotia Environmental Regulations

Mercury

On July 22, 2010, the Province of Nova Scotia announced its intention to amend air quality regulations regarding mercury. The existing regulations, which came into effect in January 2010, capped NSPI’s annual mercury emissions at 65 kg (down from 168 kg). The stated intention is for NSPI to deliver a plan to government that would reduce fuel costs, which flow through the fuel adjustment mechanism (“FAM”), while still achieving an overall mercury emissions target consistent with an annual average of 65 kg between now and 2020. The Province’s stated goal for 2020 and beyond is to achieve annual mercury emissions of 35 kg or less.

Renewable Electricity Plan

On April 23, 2010, a Renewable Electricity Plan (“Plan”) was released by the Province of Nova Scotia. This Plan does not change legislation relating to existing renewable energy targets, but draft regulations released May 28, 2010 would establish a new 2015 target of 25% of total electricity sales generated from renewable resources. The Plan outlines the roles of NSPI and the UARB in achieving the goals of the Plan.

Canadian Environmental Regulations

Greenhouse Gas

On June 23, 2010, the Federal Department of Environment announced its intentions for a new national greenhouse gas (“GHG”) framework for the electricity sector. This federal framework, if developed further into regulations, would require thermal coal units to meet GHG emission levels equal to, or better than, a natural gas combined cycle generating unit at a future date. Nova Scotia’s existing GHG regulations require reductions in NSPI’s emissions similar to the intentions of the federal framework. NSPI is reviewing the implications of this federal framework and its alignment with NSPI’s current operating plans under existing Nova Scotia regulations.

Renewable Energy Projects

Point Tupper Wind Development

On June 14, 2010, NSPI received approval from the UARB to include the $27.8 million capital project in its regulated rate base.

Digby Wind Project

On May 28, 2010, NSPI purchased $30.1 million in wind generation assets under development related to the Digby Wind Project from a subsidiary of Emera. NSPI has requested UARB approval of this project through the submission of a capital work order. The project is expected to be completed by December 31, 2010 at a total cost of approximately $80 million.

Port Hawkesbury Biomass Project

On April 5, 2010, NSPI announced an agreement with NewPage Port Hawkesbury Corporation (“NewPage”) to develop a 60 megawatt (“MW”) biomass co-generating facility that is expected to supply approximately 3% of the province of Nova Scotia’s total electricity needs. Subject to regulatory approval from the UARB, NSPI intends to invest approximately $200 million in this project, which is expected to be in-service in late 2012. NewPage will construct and operate the co-generation facility and supply the fuel.

Securities and Exchange Commission Registration

On July 15, 2010, NSPI registered debt securities with the US Securities and Exchange Commission (“SEC”) under the US Securities Act of 1933.

Appointments

On May 3, 2010, Elaine Sibson and Lee Bragg joined the NSPI Board of Directors.

Review of 2010

NSPI millions of dollars	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Electric revenue	$267.0	$273.4	$604.5	$621.2

Fuel for generation and purchased power	124.3	101.1	305.5	249.7
Fuel adjustment	(12.6)	24.4	(52.0)	18.6
Operating, maintenance and general	57.8	50.2	111.0	101.4
Provincial grants and taxes	10.0	10.2	20.0	20.3
Depreciation and amortization	37.4	35.7	74.0	71.1
Regulatory amortization	4.4	4.2	8.8	8.4
Other revenue	(3.6)	(3.5)	(6.8)	(6.5)

Earnings before financing charges and income taxes	49.3	51.1	144.0	158.2
Financing charges	30.9	18.7	63.2	54.3

Earnings before income taxes	18.4	32.4	80.8	103.9
Income taxes	3.5	9.6	2.6	28.6

Net earnings	$14.9	$22.8	$78.2	$75.3

NSPI’s net earnings decreased $7.9 million to $14.9 million in Q2 2010 compared to $22.8 million in Q2 2009. NSPI’s net earnings year-to-date (“YTD”) increased $2.9 million to $78.2 million in 2010 compared to $75.3 million in 2009.

Highlights of the earnings changes are summarized in the following table:

millions of dollars	Three months ended June 30	Six months ended June 30
Net earnings – 2009	$22.8	$75.3
Decreased electric margin (see Electric Margin for explanation)	(3.5)	(10.8)
Increased operating, maintenance and general expenses due primarily to higher pension costs, customer service initiatives and timing of plant outages	(7.6)	(9.6)
Increased financing charges net of foreign exchange losses and gains recovered as fuel costs through the FAM of $10.9 million in the quarter and $8.9 million year-to-date (see Electric Margin for explanation)	(1.3)	—
Increased depreciation and amortization due primarily to increased property, plant and equipment	(1.7)	(2.9)
Decreased income taxes due to deductions related to renewable investments	6.1	26.0
Other	0.1	0.2

Net earnings – 2010	$14.9	$78.2

Balance Sheets Highlights

Significant changes in the balance sheets between June 30, 2010 and December 31, 2009 include:

millions of dollars	Increase (Decrease)	Explanation
Assets
Accounts receivable	$17.6	Increase due to increased receivable from a natural gas supplier and higher posted margin to counterparties, partially offset by seasonal trends of business.
Income tax receivable	11.8	Recovery of income taxes due to deductions related to renewable investments.
Prepaid expenses	23.3	Timing of provincial grants in lieu of taxes, insurance and other payments.
Future income tax assets	(28.4)	Decreased future income tax (“FIT”) asset related to items recognized in Accumulated other comprehensive income (“AOCI”) and reclassification of non-capital loss carry forward FIT assets to net FIT liabilities.
Derivatives in a valid hedging relationship (including long-term portion)	21.9	Favourable USD price positions, commodity price positions and additional hedges. The effective portion of the change is recognized in AOCI.
Other assets	96.9	Increase in the regulatory FIT asset and recognition of the FAM regulatory asset in 2010, partially offset by regulatory amortization.
Construction work in progress	133.6	Capital spending.

Liabilities and Shareholders’ Equity
Accounts payable and accrued charges	(38.3)	Timing of payments.
Derivatives in a valid hedging relationship (including long-term portion)	(33.3)	Favourable USD price positions, commodity price positions and additional hedges. The effective portion of the change is recognized in AOCI.
Future income tax liabilities	51.9	Increased FIT liability on fixed asset balances, including wind projects and the FAM regulatory asset, partially offset by non-capital loss carry forward FIT assets reclassified to net FIT liabilities. The portion expected to be recovered from customers in future rates is recognized in “Other assets”.
Other liabilities	(17.0)	Decreased regulatory liabilities related to financial instruments and the FAM liability to customers from 2009.
Short-term and long-term debt (including current portion)	119.4	Increased debt levels.
Common shares	50.0	Issuance of common shares.
Accumulated other comprehensive income	60.0	Primarily represents the effective portion of favourable USD hedge positions and favourable commodity price positions.
Retained earnings	78.2	Net earnings.

Cash Flow Highlights

Significant changes in the cash flow statements between June 30, 2010 and 2009 include:

Three months ended June 30 millions of dollars	2010	2009	Explanation
Cash, beginning of period	$0.3	—
Provided by (used in):
Operating activities	60.5	$68.1	In 2010 and 2009, cash earnings and increases in non-cash working capital.
Investing activities	(160.6)	(58.1)	In 2010, capital spending including additions associated with multi-year projects and renewable investments.
			In 2009, capital spending.
Financing activities	100.1	(9.7)	In 2010, issuance of long-term debt and common shares, partially offset by decreased short-term debt levels and retirement of long-term debt.
			In 2009, redemption of preferred shares and long-term debt, and dividends on common shares, partially offset by increased short-term debt levels.

Cash, end of period	$0.3	$0.3

Six months ended June 30 millions of dollars	2010	2009	Explanation
Cash, beginning of period	$0.3	—
Provided by (used in): Operating activities	43.2	$86.8	In 2010 and 2009, cash earnings, partially offset by decreases in non-cash working capital.
Investing activities	(210.6)	(86.6)	In 2010, capital spending including additions associated with multi-year projects and renewable investments.
			In 2009, capital spending.
Financing activities	167.4	0.1	In 2010, issuance of long-term debt and common shares, partially offset by decreased short-term debt levels and retirement of long-term debt.
			In 2009, redemption of preferred shares and long-term debt, and dividends on common shares, partially offset by increased debt levels.

Cash, end of period	$0.3	$0.3

Electric Margin

The UARB approved the implementation of a FAM in the 2009 General Rate Decision effective January 1, 2009. The implementation of the FAM reduces NSPI’s earnings volatility associated with fuel costs as differences in actual fuel costs and amounts recovered from customers through electricity rates are deferred to “Fuel adjustment” and recovered from or returned to customers in a subsequent period. Foreign exchange gains and losses associated with fuel and included in “Financing charges” are also recovered through the FAM. NSPI’s electric margin is also influenced by the incentive component of the FAM with NSPI retaining or absorbing 10% of the over or under-recovered amount less the difference between the incentive threshold and the base amount to a maximum of $5 million.

The Company’s electric margin is influenced by load changes and the associated mix of sales volume with the highest revenue contribution from residential customers. NSPI’s electric margin is summarized in the following table:

Electric Margin millions of dollars	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Electric revenue	$267.0	$273.4	$604.5	$621.2
Fuel for generation and purchased power	(124.3)	(101.1)	(305.5)	(249.7)
Fuel adjustment	12.6	(24.4)	52.0	(18.6)
Fuel related foreign exchange (losses) gains	(0.9)	10.0	(3.7)	5.2

Electric margin	$154.4	$157.9	$347.3	$358.1

NSPI’s electric margin decreased $3.5 million to $154.4 million in Q2 2010 compared to $157.9 million in Q2 2009. Year-to-date, NSPI’s electric margin decreased $10.8 million to $347.3 million in 2010 compared to $358.1 million in 2009 due to a reduction in residential sales resulting from warmer weather, sales mix and the recognition of an expense related to the FAM incentive compared to a recovery in 2009 both for the quarter and year-to-date.

Both the quarter and year-to-date fuel related foreign exchange variances are a result of foreign currency fluctuations related to a strengthening CAD and are recovered through the FAM.

Electric Revenue

Q2 Electric Sales Volumes Gigawatt hours (“GWh”)
	2010	2009	2008
Residential	887	916	902
Commercial	722	713	720
Industrial	938	887	1,027
Other	69	75	86

Total	2,616	2,591	2,735

Q2 Electric Revenue millions of dollars
	2010	2009	2008
Residential	$115.8	$120.8	$108.6
Commercial	76.7	77.5	71.0
Industrial	64.9	65.2	66.4
Other	9.6	9.9	10.8

Total	$267.0	$273.4	$256.8

Q2 Average Revenue / Megawatt hour (“MWh”)
	2010	2009	2008
Dollars per MWh	$102	$106	$94

YTD Electric Sales Volumes GWh
	2010	2009	2008
Residential	2,277	2,348	2,300
Commercial	1,571	1,590	1,585
Industrial	1,903	1,726	2,076
Other	155	173	174

Total	5,906	5,837	6,135

YTD Electric Revenue millions of dollars
	2010	2009	2008
Residential	$288.1	$300.0	$269.4
Commercial	165.1	170.6	154.8
Industrial	131.1	129.1	134.5
Other	20.2	21.5	21.1

Total	$604.5	$621.2	$579.8

YTD Average Electric Revenue / MWh
	2010	2009	2008
Dollars per MWh	$102	$106	$95

The change in average electric revenue per MWh in 2010 compared to 2009 reflects the FAM rebate to customers from over-recovered fuel costs in 2009 as well as a change in sales mix.

Electric revenue decreased $6.4 million to $267.0 million in Q2 2010 compared to $273.4 million in Q2 2009. Year-to-date, electric revenue decreased by $16.7 million to $604.5 million in 2010 from $621.2 million in 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended June 30	Six months ended June 30
Electric revenue – 2009	$273.4	$621.2
Decreased electricity pricing effective January 1, 2010 related to the FAM rebate to customers of over-recovered fuel costs in 2009	(5.1)	(11.6)
Change in residential and commercial sales volumes	(2.6)	(10.1)
Increased industrial sales volume from several large industrial customers	1.5	5.7
Decreased export sales	(0.2)	(0.7)

Electric revenue – 2010	$267.0	$604.5

Fuel for Generation and Purchased Power

Q2 Production Volumes GWh
	2010	2009	2008
Coal & petcoke	1,645	1,956	2,218
Natural gas	578	356	254
Oil	4	18	23
Renewable	237	287	260
Purchased power	268	107	147

Total	2,732	2,724	2,902

Purchased power includes 80 GWh of renewables in Q2 2010 (2009 – 32 GWh; 2008 – 31 GWh).

Q2 Average Unit Fuel Costs
	2010	2009	2008
Dollars per MWh	$45	$37	$30

YTD Production Volumes GWh
	2010	2009	2008
Coal & petcoke	3,944	4,333	4,679
Natural gas	1,228	660	688
Oil	10	280	94
Renewable	523	600	630
Purchased power	489	312	424

Total	6,194	6,185	6,515

Purchased power includes 153 GWh of renewables in 2010 (2009 – 74 GWh; 2008 – 79 GWh).

YTD Average Unit Fuel Costs
	2010	2009	2008
Dollars per MWh	$49	$40	$31

Fuel for generation and purchased power increased $23.2 million to $124.3 million in Q2 2010 compared to $101.1 million in Q2 2009. Year-to-date, fuel for generation and purchased power increased $55.8 million to $305.5 million in 2010 compared to $249.7 million in 2009. Highlights of the changes are summarized in the following table:

millions of dollars	Three months ended June 30	Six months ended June 30
Fuel for generation and purchased power – 2009	$101.1	$249.7
Commodity price increases	4.7	32.2
Solid fuel commodity mix and additives related to emission compliance	7.5	18.1
Increased proceeds on resale of natural gas	(4.0)	(5.7)
Valuation of contract receivable (see discussion below)	2.7	1.1
Increased sales volume	0.8	0.9
Decreased hydro production	2.3	3.7
Mark-to-market on natural gas hedges recognized in 2009 as they were no longer required due to decreased 2009 production volumes	7.1	(5.6)
Changes in generation mix and plant performance	2.1	10.6
Other	—	0.5

Fuel for generation and purchased power – 2010	$124.3	$305.5

The valuation of the contract receivable from a natural gas supplier requires NSPI to utilize a combination of historical and future natural gas prices. NSPI uses market-based forward indices when determining future prices. Future prices can change from period to period which will cause a corresponding change in the value of the contract receivable. The natural gas supply contract expires in October 2010.

Fuel Adjustment

The fuel adjustment related to the FAM includes the effect of fuel costs in both the current period and the preceding year. The difference between actual fuel costs and amounts recovered from customers in the current period is included in the fuel adjustment. This amount, less the incentive component, is deferred to a FAM regulatory asset in “Other assets” or a FAM regulatory liability in “Other Liabilities”. Also included in the 2010 fuel adjustment is the rebate to customers of over recovered fuel costs from 2009.

Details of the fuel adjustment related to the FAM are summarized in the following table:

	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
(Under) over recovery of current period fuel costs	$(7.5)	$24.4	$(40.5)	$18.6
Rebate to customers from prior year	(5.1)	—	(11.5)	—

Fuel adjustment	$(12.6)	$24.4	$(52.0)	$18.6

The Company has recognized a future income tax expense related to the fuel adjustment based on NSPI’s applicable statutory income tax rate. The FAM regulatory asset or liability includes amounts recognized as a fuel adjustment and associated interest included in “Financing charges”. As at June 30, 2010, NSPI’s FAM regulatory asset was $43.2 million (December 31, 2009 – liability of $9.9 million), and future income tax liability was $14.1 million (December 31, 2009 – asset of $3.4 million).

Income taxes

Income taxes decreased $6.1 million to $3.5 million in Q2 2010 compared to $9.6 million in Q2 2009. Year-to-date, income taxes decreased $26.0 million to $2.6 million in 2010 compared to $28.6 million in 2009 due to accelerated capital cost allowance tax deductions associated with investments in renewable energy projects in 2010.

OUTLOOK

Business Environment

Economic Environment

NSPI foresees investment opportunity due to the transformation of the energy industry from higher to lower emissions and has embarked on a capital plan to increase the Company’s generation from renewable sources, to improve the transmission connections within its service territory, and to expand access to natural gas as NSPI transitions to lower carbon intensive energy sources.

Environmental Regulations

NSPI is subject to environmental regulations as set by both the Province of Nova Scotia and the Government of Canada. The Company continues to work with officials at both levels of government so as to comply with these regulations in an integrated way.

Operations

NSPI anticipates earning a regulated ROE within its allowed range in 2010. NSPI continues to implement its strategy which is focused on regulated investments in renewable energy and system reliability projects with a total capital program budget in excess of $600 million in 2010. The Company expects to finance its capital expenditures with funds from operations and debt.

LIQUIDITY AND CAPITAL RESOURCES

The Company generates cash mainly through its operations involving the generation, transmission and distribution of electricity. NSPI’s customer base is diversified by both sales volumes and revenues among residential, commercial, industrial and other customers. Circumstances that could affect the Company’s ability to generate cash include general economic downturns in its markets, the loss of one or more large customers, and regulatory decisions affecting customer rates.

In addition to internally generated funds, NSPI has access to a $600 million committed syndicated revolving bank line of credit, which includes an additional $100 million of credit extended in June 2010 when NSPI’s revolving bank line was renewed for a three year term maturing in June 2013. NSPI has an active commercial paper program for up to $400 million, of which outstanding amounts are 100% backed by the Company’s bank line and this results in an equal amount of credit being considered drawn and unavailable. NSPI had access to the commercial paper market as required in 2010.

As at June 30, 2010, the outstanding short-term debt is as follows:

millions of dollars	Maturity	Credit Line Committed	Utilized	Undrawn and Available
Operating credit facility	3 Year Revolver	$600	$117.5	$482.5

In May 2010, NSPI completed final filing of a $500 million debt shelf prospectus that will provide the Company with access to long-term debt.

In June 2010, subsequently to filing its debt shelf prospectus, NSPI completed a $300 million medium-term note issue, proceeds of which were used to pay down outstanding short-term debt. These notes bear interest at the rate of 5.61% and yield 5.616% per annum until June 15, 2040.

In June 2010, NSPI issued a total of five million common shares to Emera Inc. and an Emera affiliate under common control for proceeds of $50 million.

NSPI has debt covenants associated with its credit facilities. These covenants are tested regularly, and the Company is in compliance with the covenant requirements.

TRANSACTIONS WITH RELATED PARTIES

The Company enters into various transactions with its affiliates in the normal course of operations. All transactions are recorded, subject to terms in the Code of Conduct, at the exchange value, which is generally based on commercial rates or as agreed to by the parties. The Code of Conduct governs transactions between NSPI and its affiliates and is approved by the UARB.

Due to associated companies represents the total carrying amounts of trade payables, which are owed from NSPI to NSPI’s parent company, Emera Inc. and companies wholly-owned by Emera Inc. The terms of repayment are the same as those for non-affiliate trade payables.

NSPI had sales and purchases from companies under common control of Emera Inc. as follows:

For the millions of dollars		Three months ended June 30
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(4.8)	$5.8
Other	Other services provided	1.8	1.8

Purchases:	Various services purchased	$12.4	$5.1

For the millions of dollars		Six months ended June 30
Affiliate	Purpose of transaction	2010	2009
Sales:
Emera Energy Services	Net (purchases) sales of gas, electricity and swaps	$(6.0)	$23.5
Other	Other services provided	3.7	3.3

Purchases:	Various services purchased	$17.0	$7.9

In the ordinary course of business, the Company purchased natural gas transportation capacity totaling $4.8 million (2009 – $4.5 million) during the three months ended June 30, 2010 and $9.2 million (2009 – $9.4 million) during the six months ended June 30, 2010 from the Maritimes & Northeast Pipeline, an investment under significant influence of Emera Inc. The amount is recognized in “Fuel for generation and purchased power” and is measured at the exchange amount. As at June 30, 2010, the amount payable to the related party is $1.6 million (December 31, 2009 – $1.5 million), and is under normal interest and credit terms.

On May 28, 2010, NSPI purchased $30.1 million in wind generation assets under development related to the Digby Wind Project from a subsidiary of Emera. This transaction was measured at the carrying amount of the assets transferred. As at June 30, 2010, the amount payable to the related party was $0.2 million and is under normal interest and credit terms.

FINANCIAL RISK AND FINANCIAL INSTRUMENTS

NSPI manages its exposure to foreign exchange, interest rate, and commodity price risks in accordance with established risk management policies and procedures. The Company uses financial instruments consisting mainly of foreign exchange forward contracts and coal, oil and gas options and swaps. In addition, the Company has contracts for the physical purchase and sale of natural gas, and physical and financial contracts held-for-trading (“HFT”). Collectively these contracts are referred to as derivatives.

The Company recognizes the fair value of all its derivatives on its balance sheet, except for non-financial derivatives that qualify and are designated as contracts held for normal purchase or sale.

Derivatives that meet stringent documentation requirements, and can be proven to be effective both at the inception and over the term of the instrument qualify for hedge accounting. Specifically, for cash flow hedges, the effective portion of the change in the fair value of derivatives is deferred to AOCI and recognized in earnings in the same period the related hedged item is realized. Any ineffective portion of the change in the fair value of derivatives is recognized in net earnings in the reporting period.

For fair value hedges, the change in fair value of the hedging derivative and the hedged item are recorded in net earnings. Therefore, any ineffective portion of the change in fair value will impact net earnings in the reporting period.

Where the documentation or effectiveness requirements are not met, the derivative instruments are recognized at fair value with any changes in fair value recognized in net earnings in the reporting period, unless deferred as a result of regulatory accounting.

The Company’s HFT derivatives are recorded on the balance sheet at fair value, with changes recorded in net earnings in the reporting period, unless deferred as a result of regulatory accounting. The Company has not designated any derivatives to be included in the HFT category.

Hedging Items Recognized on the Balance Sheet

The Company has the following categories on the balance sheet related to derivatives in valid hedging relationships:

millions of dollars	June 30 2010	December 31 2009
Inventory	$5.8	$22.2
Derivatives in a valid hedging relationship	31.5	(23.8)
Long-term debt	—	0.1

	$37.3	$(1.5)

Hedging Impact Recognized in Earnings

The Company recognized in net earnings the following losses and gains related to effective portion of hedging relationships under the following categories:

	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power (increase) decrease	$(8.2)	$(11.8)	$(45.5)	$8.0
Financing charges (increase) decrease	(1.8)	3.8	(0.6)	2.4

Effectiveness (losses) gains	$(10.0)	$(8.0)	$(46.1)	$10.4

The effectiveness losses and gains reflected in the above table are offset in net earnings by the change in the hedged item realized in the period.

The Company recognized in net earnings the following losses and gains related to the ineffective portion of hedging relationships under the following categories:

	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power decrease (increase)	$0.1	$0.4	$0.3	$(12.1)
Financing charges (increase) decrease	(0.3)	0.2	(0.5)	(0.3)

Ineffectiveness (losses) gains	$(0.2)	$0.6	$(0.2)	$(12.4)

Held-for-trading Items Recognized on the Balance Sheet

The Company has recognized a net unrealized fair value of HFT derivatives liability of $3.8 million as at June 30, 2010 (December 31, 2009 – asset of $1.6 million) on the balance sheet.

Held-for-trading Derivatives Recognized in Earnings

The Company has recognized the following realized and unrealized gains with respect to HFT derivatives in earnings:

	Three months ended June 30		Six months ended June 30
millions of dollars	2010	2009	2010	2009
Fuel and purchased power	—	$6.8	—	$6.8
Financing charges	$0.1	(0.1)	$0.1	(0.2)

Held-for-trading derivative gains	$0.1	$6.7	$0.1	$6.6

CHANGES IN ACCOUNTING POLICIES

Future Accounting Policy Changes

Changeover to United States Generally Accepted Accounting Principles

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) announced CGAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company began planning its transition to IFRS in 2008 and transition activities progressed on schedule through 2009. In Q4 2009, due primarily to the continued uncertainty around the timing and eventual adoption of a rate-regulated accounting (“RRA”) standard under IFRS, management of Emera, NSPI’s parent company, began reviewing the option of adopting United States Generally Accepted Accounting Principles (“US GAAP”) instead of IFRS. The Company intends to transition to US GAAP financial reporting standards beginning Q1 2011.

The adoption of US GAAP in Q1 2011 is expected to result in fewer significant changes in the Company’s accounting policies than would have been experienced with the adoption of IFRS. Management believes this will result in financial information that is more comparable to the Company’s prior years’ financial statements prepared under CGAAP, making them easier for readers to understand.

US GAAP reporting is permitted by Canadian securities laws and the Toronto Stock Exchange (“TSX”) for companies subject to reporting obligations under US securities laws. On July 15, 2010, NSPI registered debt securities with the SEC under the US Securities Act of 1933, thereby becoming subject to US reporting obligations. Registration with the SEC will enhance the Company’s ability to access US capital markets in the future.

The Company’s application of CGAAP currently relies on US GAAP for guidance on the application of RRA. RRA allows the economic impact of regulatory activities to be recognized consistent with the timing that amounts are included in rates. The Company believes continued recognition of its regulatory assets and liabilities under US GAAP best reflects the effect regulatory activities have on the Company’s financial position. Without a RRA standard, a transition to IFRS would likely result in the accounting write-off of the Company’s significant regulatory assets and liabilities and net earnings could be subject to greater volatility on an on-going basis.

Transition Activities

A formal project has been established to transition to US GAAP for 2011, register securities of NSPI with the SEC and prepare the Company to comply with the on-going reporting requirements of the SEC and requirements of the Sarbanes-Oxley Act (“SOX”). A four-phased project approach was adopted to manage project activities. The project is proceeding on schedule to achieve its required milestones. The following is a brief overview of the activities of each phase and current status. An update on the project’s status and achievement of its key milestones are provided to the Company’s Audit Committee on a quarterly basis.

Phase One: Preliminary Assessment and Planning - Completed

Phase One was substantially completed in May 2010. It involved assessment and planning activities required to develop the initial project plan and identify resource requirements for the project. Internal resources were dedicated to the project to ensure its completion within the required timeline. KPMG, who was assisting with the Company’s changeover to IFRS, was engaged to continue providing technical advisory services during the Company’s transition to US GAAP. In addition to resourcing activities, the Project Charter, Governance Structure and a Project Management Office were established to support the subsequent phases of the project.

Two key assessments were performed in this phase:

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The first assessment compared the most significant differences between US GAAP and CGAAP to determine the areas most likely to impact the Company’s accounting policies and financial reporting. The purpose of this assessment was to highlight areas where detailed analysis of GAAP differences was needed to determine and conclude on the nature and extent of impact. Detailed analysis activities are discussed under Phase Two below.

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The second assessment compared the requirements of SOX and those of the National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”) to assess the impact of SOX on the Company’s programs for disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”). As an SEC registrant, the Company will be required to obtain an external audit opinion on its compliance with ICFR which is not required under NI 52-109. The preliminary assessment did not identify significant differences between NI 52-109 and SOX. The next steps related to SOX compliance are discussed below.

Phase Two: Detailed Assessment, Development and SEC Registration – In Progress

Phase Two commenced in April 2010. It involves registering securities of NSPI with the SEC and addressing all new requirements related to complying with US GAAP, SOX and SEC reporting obligations.

Detailed analysis is being performed on those areas identified in Phase One where significant differences between US GAAP and CGAAP are most likely to impact the Company’s accounting policies, financial statements, information systems, internal controls and other business activities. Areas currently being examined include revenue recognition, hedge accounting, RRA, pension and post retirement benefits, income taxes, preferred shares and foreign currency. Quantification of any differences is being performed as part of the detailed analysis activities.

The Company’s regulated accounting policies are being updated to reflect the transition to US GAAP and submitted to the UARB for its approval.

Based on the work completed to date and the company’s conclusion that it is able to continue with its application of RRA under US GAAP, the impact of differences identified between CGAAP and US GAAP are mostly limited to changes in classification within the financial statements and in the extent of disclosure requirements. Three such areas where the impact will be more significant are outlined below. These areas do not represent a complete list of expected changes. No material adjustments to the company’s reported net earnings have been identified. Analysis is on-going and additional areas where the company’s financial reporting will be impacted significantly by the transition to US GAAP may be identified prior to the company’s initial US GAAP filings in 2011. Any significant additional areas will be disclosed in future MD&A’s as they are determined.

Pension and other post-employment benefits – Under US GAAP, the Company will recognize its unfunded pension obligation as a liability in its financial statements and will need to recognize unamortized gains and losses associated with pension and other post-retirement benefits in AOCI in shareholders’ equity. Currently, under CGAAP, the unamortized amounts together with their impact on the funded status of the pension liability or asset, are disclosed but not recognized. The Company will determine what portion of its CGAAP unamortized gains and losses will be recognized in AOCI and what portion gets recognized in retained earnings upon transition to US GAAP. The impact on retained earnings may be mitigated by the Company’s regulatory accounting policies.

Hedge accounting – Under US GAAP, primarily due to differences in effectiveness testing requirements, the Company has determined that certain hedging strategies that qualify for hedge accounting under CGAAP do not qualify for the same treatment under US GAAP. The Company has changed its strategies to ensure compliance with US GAAP prospectively. In addition, the Company has filed an amended accounting policy with the UARB requesting deferral accounting for all of its economic hedges. Approval of the amended regulatory accounting policy would result in the deferral of the periodic changes in the fair value of these derivatives so that they impact NSPI’s net earnings consistent with that achieved if hedge accounting had been applied.

Income taxes – The Company is in the process of reviewing the US GAAP requirements and related implications. Adjustments to income taxes are expected as a result of the adoption of these accounting standards and other changes to the Company’s balance sheet and statement of earnings.

The impact of the transition on information systems is expected to be minimal.

The Company has various agreements with external parties that reference CGAAP as the basis for satisfying financial reporting requirements, including covenant calculations. In June 2010, NSPI renegotiated its revolving credit facilities with its banking syndicate. The new agreements contemplate the transition to US GAAP. NSPI will review the covenant calculations with the banking syndicate once the impact of the US GAAP transition can be quantified. The Company is currently assessing the impact of the transition on other debt covenants.

Activities to identify areas where changes to the Company’s DC&P and ICFR are required to comply with SOX have advanced significantly. Changes are being designed with on-going consultation with the Company’s external auditors to ensure that the SOX Compliancy Program that the company will implement in Phase Three will support auditor attestation in 2011.

The activities of this phase are expected to be substantially complete in October 2010. NSPI’s registration with the SEC was completed in July 2010.

Phase Three: Implementation – In Progress

Phase Three began in July 2010 and will involve implementing the changes identified and planned in Phase Two that are necessary to comply with US GAAP and SOX in 2011 and SEC reporting obligations as they become effective.

The Company’s financial reporting software will be reconfigured to support the preparation of restated 2009 and 2010 US GAAP quarterly and annual financial statements for comparative purposes in 2011. The restated financial statements will be prepared in this phase and reviewed or audited by the Company’s external auditors as required to support their attestation of the Company’s financial statements in 2011.

As of July 15, 2010, NSPI is an SEC registrant and subject to SEC reporting obligations, but is not required to file a reconciliation of CGAAP to US GAAP. NSPI is now required to furnish all filings made with the Canadian securities regulatory authorities concurrently with the SEC. The first concurrent filing of financial statements and MD&A will occur in August 2010 related to NSPI’s Q2 2010 interim financial results.

Education and training activities will occur throughout all project phases. In this phase, education activities will focus on ensuring all personnel and senior management impacted by the transition understand the new requirements and have the skills and expertise necessary to ensure the organization’s on-going ability to report under US GAAP, fulfill its reporting obligations to the SEC and comply with SOX. Education sessions on the full impact of transitioning to US GAAP on the Company’s financial reporting will be held with members of the Board of Directors and Audit Committee as part of this phase.

This phase is scheduled to be substantially complete in December 2010, with the exception of restating Q4 2010 financial statement to US GAAP and preparing the 2010 financial statements on a US GAAP basis. These activities, along with the related auditor procedures, will be completed in January and February 2011.

Phase Four: Operational Support – Scheduled to begin in January 2011

Phase Four is scheduled to be completed by the end of Q2 2011. The impact of transitioning to US GAAP and complying with SEC reporting regulations will be fully integrated into the Company’s financial reporting processes at that time.

Exposure Draft – Adoption of IFRS by Entities with Rate-Regulated Activities

On July 28, 2010, the CICA issued an exposure draft proposing that qualifying entities be permitted, but not required, to continue applying the accounting standards in Part V of the CICA Handbook - Accounting for an additional two years, making the exposure draft applicable to 2013 fiscal year. Part V of the Handbook contains CGAAP prior to the changeover to IFRS. A qualifying entity is an entity that:

•	Has activities subject to rate regulation as defined in Part V of the Handbook; and

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In accordance with Accounting Guideline 19 – Disclosures by Entities Subject to Rate Regulation, discloses that it has accounted for a transaction or event differently than it would have absent rate regulation.

The final standard is expected in December 2010.

Entities choosing to defer their IFRS changeover date would be required to disclose that fact and when they will first present financial statements in accordance with IFRS.

As noted above, NSPI plans to report its financial results in US GAAP commencing in 2011. US GAAP will be applied retrospectively, with restatement of prior periods.

SUMMARY OF QUARTERLY RESULTS

For the quarter ended millions of dollars	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
Total revenues	$270.6	$340.7	$306.9	$267.5	$276.9	$350.8	$284.2	$254.3

Net earnings applicable to common shares	14.9	63.3	17.4	16.6	22.8	52.5	14.4	2.3

Quarterly total revenues and net earnings applicable to common shares are affected by seasonality, with Q1 and Q4 typically being the strongest periods, reflecting colder weather and fewer daylight hours at those times of year.